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                                                                      EXHIBIT 16

June 27, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the paragraphs
(a)(i) through (a)(iv) of Item 4 included in the Form 8-K dated June 27, 2002 of JB Oxford Holdings, Inc., to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,



ARTHUR ANDERSEN, LLP


Copy to:    Mr. Mike Chiodo, Chief Financial Officer, JB Oxford Holdings, Inc.